SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR	September 30, 2006	Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01760-4	2 - COMPANY NAME TELE NORTE CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer's ID) 02.558.154/0001-29
4 - NIRE (Corporate Registry ID) 53.300.005.761

01.02 - HEADQUARTERS

1 - ADDRESS SCN - Qd 4 Bloco B Torre Oeste Sala 702A			2 - DISTRICT Asa Norte
3 - ZIP CODE 70714-000	4 - CITY Brasília			5 - STATE DF
6 - AREA CODE 61	7 - TELEPHONE 3429-5600	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 61	12 - FAX 3429-5626	13 - FAX -	14 - FAX -
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Oscar Thompson
2 - ADDRESS SCN - Qd 4 Bloco B Torre Oeste SL 702A			3 - DISTRICT Asa Norte
4 - ZIP CODE 70714-000	5 - CITY Brasília			6 - STATE DF
7 - AREA CODE 61	8 - TELEPHONE 3429-5600	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 61	13 - FAX 3429-5656	14 - FAX -	15 - FAX -
16 - E-MAIL oscar.thompson@telepart.com.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2006	12/31/2006	3	7/1/2006	9/30/2006	2	4/1/2006	06/30/2006
09 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes					10 - CVM CODE 00385-9
11 - TECHNICIAN IN CHARGE Paulo Roberto Marques Garrucho					12 - TECHNICIAN'S CPF (INDIVIDUAL TAXPAYER'S REGISTER) 373.525.127-72

01.01 - IDENTIFICATION

1 - CVM CODE 01760-4	2 - COMPANY NAME TELE NORTE CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer's ID) 02.558.154/0001-29

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 9/30/2006	2 - PREVIOUS QUARTER 6/30/2006	3 - SAME QUARTER, PREVIOUS YEAR 9/30/2005
Paid-up Capital
1 - Common	124,623,842	124,623,842	124,623,842
2 - Preferred	210,460,313	210,460,313	210,460,313
3 - Total	335,084,155	335,084,155	335,084,155
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industry and Other Types of Company
2 - STATUS Operational
3 - NATURE OF OWNERSHIP National Holding
4 - ACTIVITY CODE 1130 - Telecommunications
5 - MAIN ACTIVITY Cellular Mobile Telephony
6 - CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer's ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1- ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (in thousands of Reais)	4 - AMOUNT OF CHANGE (in thousands of Reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousands)	8 -SHARE PRICE WHEN ISSUED (in Reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2006	4 - 6/30/2006
1	Total Assets	159,583	169,937
1.01	Current Assets	2,041	3,083
1.01.01	Cash and Cash Equivalents	1,504	1,732
1.01.02	Accounts Receivable	0	1,165
1.01.02.01	Recoverable Taxes	0	1,165
1.01.03	Inventories	0	0
1.01.04	Others	537	186
1.01.04.01	Advanced Payments and other assets	537	186
1.02	Long-Term Receivables	15,481	15,079
1.02.01	Sundry Credits	14,103	13,689
1.02.01.01	Deferred Income Tax and Social Contribution	11,489	12,301
1.02.01.02	PIS and COFINS Recoverable - Law 9,718/98	1,413	1,388
1.02.01.03	Income Tax and Social Contribution Recoverable	1,144	0
1.02.01.04	Judicial Deposits	57	0
1.02.02	Credits with Related Parties	1,378	1,334
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	1,331	1,210
1.02.02.03	Other Related Parties	47	124
1.02.03	Others	0	56
1.03	Permanent Assets	142,061	151,775
1.03.01	Investments	142,061	151,426
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	142,061	151,426
1.03.01.03	Other Investments	0	0
1.03.02	Property, Plant and Equipment	0	349
1.03.03	Deferred Charges	0	0

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2006	4 - 6/30/2006
2	Total Liabilities	159,583	169,937
2.01	Current Liabilities	593	554
2.01.01	Loans and Financing	0	45
2.01.02	Debentures	0	0
2.01.03	Suppliers	287	233
2.01.04	Taxes, Charges and Contributions	3	0
2.01.05	Dividends Payable	247	249
2.01.06	Provisions	28	12
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	28	15
2.01.08.01	Accounts Payable - Hedge Operations	3	1
2.01.08.02	Other Liabilities	25	14
2.02	Long-Term Liabilities	6,728	7,302
2.02.01	Loans and Financing	6,112	6,084
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Debts with Related Parties	300	1,110
2.02.05	Other	316	108
2.02.05.01	Accounts Payable - Hedge Operations	316	108
2.03	Deferred Income	0	0
2.05	Shareholders’ Equity	152,262	162,081
2.05.01	Paid-in Capital	84,851	84,851
2.05.02	Capital Reserves	49,540	49,540
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	26,924	26,924
2.05.04.01	Legal	7,500	7,500
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Realizable Profits	11,856	11,856
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	7,568	7,568
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Retained Earnings/Accumulated Losses	(9,053)	766

03.01 - STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2006 to 9/30/2006	4 - 1/1/2006 to 9/30/2006	5 - 7/1/2005 to 9/30/2005	6 - 1/1/2005 to 9/30/2005
3.01	Gross Revenue from Sales and/or Services	0	0	0	0
3.02	Gross Revenue Deductions	0	0	0	0
3.03	Net Revenue from Sales and/or Services	0	0	0	0
3.04	Cost of Goods and/or Services Sold	0	0	0	0
3.05	Gross Profit	0	0	0	0
3.06	Operating Expenses/Revenue	(9,982)	(29,588)	(2,342)	(7,316)
3.06.01	Selling	0	0	0	0
3.06.02	General and Administrative	(472)	(4,184)	(2,244)	(5,719)
3.06.03	Financial	(145)	(414)	40	171
3.06.03.01	Financial Income	162	290	46	192
3.06.03.02	Financial Expenses	(307)	(704)	(6)	(21)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity in Subsidiary and Affiliated Companies	(9,365)	(24,990)	(138)	(1,768)
3.07	Operating Income	(9,982)	(29,588)	(2,342)	(7,316)
3.08	Non-Operating Income	(282)	(282)	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	(282)	(282)	0	0
3.09	Income Before Taxes/Profit Sharing	(10,264)	(29,870)	(2,342)	(7,316)
3.10	Provision for Income Tax and Social Contribution	0	0	0	0
3.11	Deferred Income Tax	445	2,985	1,630	4,431
3.12	Profit Sharing/Statutory Contributions	0	0	0	0
3.12.01	Employee Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Capital	0	0	0	0

1 - CODE	2 - DESCRIPTION	3 - 7/1/2006 to 9/30/2006	4 - 1/1/2006 to 9/30/2006	5 - 7/1/2005 to 9/30/2005	6 - 1/1/2005 to 9/30/2005
3.15	Net Income/Loss for the Period	(9,819)	(26,885)	(712)	(2,885)
	No. SHARES, EX-TREASURY (in thousands)	335,084,155	335,084,155	335,084,155	335,084,155
	EARNINGS PER SHARE
	LOSS PER SHARE	(0.00003)	(0.00008)	0.00000	(0.00001)

04.01 - NOTES TO THE FINANCIAL STATEMENTS

1 Operations

(a) Tele Norte Celular Participações S.A. is a publicly-held corporation, operating as holding of Amazonia Celular S.A. Its interest in the operator on September 30 and on June 30, 2006 was 89.78% of voting capital and 74.96% of the total capital.

The Company’s subsidiary holds five authorizations to provide cellular mobile services and all the activities necessary or useful to carry out these services, in conformity with the aforementioned authorizations in the States of Amapá, Amazonas, Maranhão and Roraima.

The services offered and the tariffs charged by the subsidiary are regulated by the National Telecommunications Agency (ANATEL), the regulatory authority for the Brazilian telecommunications industry, according to the General Law of Telecommunications and respective regulations.

On February 19, 2004, the subsidiary and ANATEL signed Authorization Instruments for migration to the Personal Mobile Service (SMP), which took effect as from the publication of Act 42,671 in the Federal Official Gazette on March 1, 2004.

The SMP authorizations granted to the subsidiary are effective for an undefined term. The radio frequency authorizations have the following maturities:

Region / Sector	Maturity

Region 1 - radio frequencies of 800 MHz, 900 MHz and 1800 MHz
Sector 13 - Maranhão	April, 2009
Sector 14 - Pará	March, 2009
Sector 15 - Amapá	May, 2009
Sector 16 - Amazonas	August, 2009
Sector 17 - Roraima	July, 2009

The radio frequency authorizations may be renewed for an additional 15-year term, with extensions subject to obligations. On August 16, 2006, the subsidiary filed in ANATEL a request to obtain the extension of the right to use the radio frequencies associated to the authorization instrument of the personal mobile service. ANATEL is analyzing the request.

(b) The subsidiary incurred operating losses after financial expenses and has been presenting negative net working capital. In view of that, the subsidiary’s management has implemented sundry actions with the purpose of improving its financial efficiency trying to enhance its services revenue and to reduce costs and expenses, as a means of ensuring the best operating margin of the subsidiary.

In addition to that, the subsidiary has been reviewing its investment needs with the purpose of maximizing the return of the fixed asset and maintaining its financial equilibrium throughout the year. The result of such actions has allowed the raising of funds with the financial institutions and the extension of terms of its loans and financings. Among the sundry actions implemented until September 2006, the highlight it the launching of “Me Liga” Plan, which operates in two fronts:

a) client retention; and
b) stimulating the increase in utilization of the service, and, as a consequence, of revenues per user.

In order to make the launch of this plan viable, the subsidiary advanced investments and expenses in marketing until September 2006. The subsidiary’s management believes that the aforementioned advanced expenses and investments have allowed the increase in the clients total base and average revenue per prepaid user, and the decrease in the loss of market share. Management also believes that the cash flow generated in its operations, along with new loans and financings to be contracted with the financial institutions and the capital market, will allow the subsidiary to meet its financial and operating obligations throughout the next years.

(c) On July 13, 2006, ANATEL issued Resolution #438, which approved the Regulation on Remuneration for Network Usage of Personal Mobile Service - SMP Providers, and revoked Resolution #319 of September 27, 2002.

Among other amendments, Resolution #438 establishes new rules for concession, onlending, and disclosure of discounts granted over the Value of Usage of SMP Network (VU-M) and establishes the end of Bill & Keep.

2 Significant Accounting Practices (parent company and consolidated)

(a) Presentation of the quarterly information and consolidation criteria

The quarterly information was prepared and is being presented in accordance with the accounting practices adopted in Brazil, which are based on the provisions of the Corporate Law, the rules set forth by the Brazilian Securities and Exchange Commission (CVM) and rules applicable to the telecommunications operators.

The consolidated quarterly information includes the quarterly information of the parent company, Tele Norte Celular Participações S.A., of its direct subsidiary Amazônia Celular S.A. and the special purpose entities mentioned in note 19, proportionally to their interest in these entities. The consolidation process of the equity accounts and results related to the sum of the Companies’ balances of assets, liabilities, revenues and expenses accounts, according to the nature of each balance, plus disposal of (i) interest in capital, reserves and accrued revenues kept among the companies; (ii) current accounts balances and other balances comprising the assets and/or liabilities, kept among the companies; and (iii) identification of the minority shareholding.

In the preparation of quarterly information it is necessary to use estimates to account for certain assets, liabilities and other transactions. The Company’s quarterly information includes, therefore, estimates referring to the selection of useful lives of property, plant and equipment, accounts receivable of services rendered and not invoiced until balance sheet date, necessary provisions for contingent liabilities, determination of provisions for income tax, provisions for doubtful accounts and other similar items. The actual results may differ from the estimates.

Quarterly information presented in thousands of reais, except as otherwise stated.

(b) Cash and cash equivalents

Mainly comprise highly liquid temporary investments. The investment funds are stated based on the quota value of each fund on the balance sheet date. The other investments are stated at cost, plus income earned up to the balance sheet date.

(c) Accounts receivable

Mainly represented by services and products billed to customers, by services rendered up to the balance sheet date but not yet billed, and by amounts arising from the use of the subsidiary’s operations network by subscribers from other telecommunications carriers.

(d) Allowance for doubtful accounts

Management, based on its most recent experience, periodically evaluates the estimated loss percentages in order to record the subsidiary’s allowance for doubtful accounts when the recovery of a receivable is considered unlikely.

(e) Inventories

Mainly comprise mobile telephone handsets stated at average acquisition cost, net of a provision to adjust to market value for handsets and accessories out of line or whose acquisition costs are higher than the realization value.

(f) Investment in subsidiaries

Evaluated at the equity method of accounting, calculated on the income of the year and other equity variations of the subsidiary.

(g) Property, plant and equipment

Are stated at acquisition and/or construction cost, less accumulated depreciation. Depreciation is calculated on the straight-line method when assets enter into operation, at the rates mentioned in Note 11.

The subsidiary reviews the recovery value of property, plant and equipment by means of its future operations, when there are facts that may affect them. The purpose of this procedure is to verify if the recovery value is lower than the net book value. When this occurs, the subsidiary reduces the net book value to the recovery value. No provision was deemed necessary on September 30 and June 30, 2006.

The subsidiary’s Interest and financial charges on loans and financing obtained for investment in construction in progress (Assets and Facilities in Progress) are capitalized until such assets start to operate. Costs incurred with maintenance and repair are capitalized when they represent an increase in installed capacity or of the useful life of the asset. In the first nine months of 2006 and 2005, no interest and financial charges were capitalized.

(h) Other assets

Other current assets and long-term receivables are stated at cost or realizable values, including, when applicable, earnings, foreign exchange rate variations and monetary variations accrued.

(i) Foreign currency transactions

These are recorded at the rate prevailing on the date of transactions and restated based on the foreign exchange rate effective at the balance sheet date. Foreign exchange gains/losses are immediately recognized in the results.

(j) Income tax and social contribution

Income tax and social contribution on net income are calculated pursuant to prevailing laws. Deferred tax credits and liabilities are calculated based on the estimated amount of realization of the tax benefit of goodwill acquired from the parent company, through a process of restructuring, the tax losses, and the negative basis of social contribution and temporary differences arising mainly from allowance for doubtful accounts, provisions for contingencies and provision for accounts payable - hedge operations, as shown in Note 4.

As required by CVM Instruction 371/2002, the Company and its subsidiary carry out technical feasibility study regarding the future realization of the deferred tax assets, considering the possible capacity of taxable income generation. These studies are performed yearly and, when necessary, the Company and the subsidiary record a loss provision for the installment of deferred social contribution and income tax realizable after the ten-year term allowed by the aforementioned Instruction. These studies are approved by the management bodies of the Companies.

(k) Provision for contingencies

Provisions for contingencies are recorded, based on the opinion of the legal advisors and of management, to cover probable losses resulting from tax, civil and labor claims.

(l) Other liabilities

Other current and long-term liabilities are stated at known or estimated amounts, plus, when applicable, corresponding charges, foreign exchange rate variations and monetary variations incurred.

(m) Determination of income and revenue recognition

Income is determined on the accrual basis. Revenues from telecommunications services are recorded at the tariff prevailing on the date the services are rendered. Revenues from mobile telephony services comprise fees of subscription, usage, network usage, maintenance and other services rendered to subscribers. All services are billed monthly. Services rendered between the invoicing date and the end of each month are calculated and recorded as revenue in the month services are rendered. Revenues from credit recharge of prepaid cell phones are deferred and recorded in income as services are effectively rendered. Revenues from sales of handsets and accessories are recorded when products are delivered and accepted by consumer or distributor.

(n) Pension plan

The subsidiary participates in pension plans offering its employees pensions and other post-employment benefits. Actuarial liabilities were calculated and recorded based on the projected unit credit method, pursuant to CVM Resolution 371/2000.

(o) Employees’ profit sharing

The Company and the subsidiary record profit sharing based on the achievement of goals established for the year, subject to approval at the Shareholders’ Meeting.

3 Related-party transactions

	Parent Company			Consolidated

	09.30.06	06.30.06	09.30.06	06.30.06

Assets
Current Assets - Accounts receivable
Telemig Celular S.A.	-	-	188	53
Brasil Telecom S.A.	-	-	1,334	1,391

	-	-	1,522	1,444

Long-term Receivables
Telemig Celular Participações S.A.	-	-	-	184
Telemig Celular S.A.	47	124	47	-
Amazônia Celular S.A.	1,331	1,210	-	-

	1,378	1,334	47	184

Liabilities
Current Liabilities - Suppliers
Telemig Celular S.A.	-	-	135	679
Brasil Telecom S.A.	-	-	2,229	2,356

	-	-	2,364	3,035

Long-term Liabilities
Telemig Celular S.A.	-	-	5,766	1,361
Telemig Celular Participações S.A.	300	1,110	1,453	1,128

	300	1,110	7,219	2,489

	Parent Company			Consolidated

	30.09.06	30.09.05	30.09.06	30.09.05

Accumulated Results

Service revenue
Telemig Celular S.A.	-	-	497	359
Brasil Telecom S.A.	-	-	10,604	11,320

	-	-	11,101	11,679

Revenue (expenses) from sharing of
resources
Amazônia Celular S.A.	1,947	3,244	-	-
Telemig Celular S.A.	(321)	(573)	(7,588)	(8,014)
Telemig Celular Participações S.A.	-	-	(1,974)	(2,774)

	1,626	2,671	(9,562)	(10,788)

The Company carries out transactions with its subsidiary and other related parties concerning certain services, described below. Related-party transactions are carried out under conditions agreed among parties.

(a) Roaming agreements

The subsidiary is a member of the Brazilian roaming committee of mobile operators, which includes the subsidiary of the affiliated company Telemig Celular Participações S.A. The purpose of this committee is to oversee technical and system aspects to ensure the high quality of the roaming service. As required by Brazilian regulations, the subsidiary, Telemig Celular S.A. and other mobile operators facilitate roaming to their respective subscribers.

Accounts receivable and payable, as well as service revenues with Telemig Celular S.A., refer to the pass-through of the additional call and transfer of the operators in roaming mode.

(b) Sharing of resources

On March 20, 2003, Tele Norte Celular Participações S.A., its subsidiary company (Amazonia Celular S.A.) and the affiliated companies, Telemig Celular Participações S.A. and Telemig Celular S.A., entered into a new agreement for sharing human and administrative resources, and established a jointly-owned unit. This agreement was approved at the General Shareholders’ Meetings of the respective companies, both held on March 19, 2003.

The balances recorded in long-term receivables and long-term liabilities are exclusively related to the resource sharing and jointly-owned unit creation agreement mentioned above.

(c) Brasil Telecom S.A.

As from August 1, 2004, the subsidiary started to offer the Carrier Selection Code (CSP) option to its customers. Consequently, the customers of the subsidiary started to use CSP in domestic (VC2 and VC3) and international long-distance calls from their mobiles, in conformity with the Personal Mobile Service (SMP) rules.

Accounts payable to Brasil Telecom S.A. refer to the pass-through of domestic and international long-distance calls made by the subsidiary’s subscribers using the CSP of Brasil Telecom. Accounts receivable and service revenues mainly refer to the interconnection revenues for the use of the subsidiary’s network in such long-distance calls.

4 Income tax and social contribution

(a) Deferred income tax and social contribution

Deferred income tax and social contribution assets have the following nature:

	Parent Company		Consolidated

	09.30.06	06.30.06	09.30.06	06.30.06

Deferred income tax
Tax loss	21,775	21,467	35,981	28,263
Allowance for doubtful accounts	-	-	10,386	10,620
Provision for contingencies	-	-	19,790	19,042
Goodwill (CVM Instruction 349)	11,711	12,636	11,711	12,636
Provision for accounts payable - hedge operations	-	-	8,190	10,911
Provision for accounts payable	-	-	2,800	3,479
Provision for profit sharing	-	-	639	546
Other expenses	97	77	1,289	1,657

	33,583	34,180	90,786	87,154

Deferred social contribution
Negative calculation basis	7,839	7,729	14,614	11,292
Allowance for doubtful accounts	-	-	3,739	3,823
Provision for contingencies	-	-	404	612
Goodwill (CVM Instruction 349)	4,216	4,549	4,216	4,549
Provision for accounts payable - hedge operations	-	-	2,948	3,928
Provision for accounts payable	-	-	1,008	1,253
Provision for profit sharing	-	-	230	227
Provision for losses on investments	-	-	554	554
Other expenses	58	50	485	590

	12,113	12,328	28,198	26,828

	45,696	46,508	118,984	113,982
Provision for losses	(34,207)	(34,207)	(34,207)	(34,207)

	11,489	12,301	84,777	79,775

Pursuant to CVM Instruction 371/2002, at the end of 2005, the Company and subsidiary’s management prepared technical feasibility studies on the future realization of the deferred tax assets, considering the probable capacity of future taxable income generation by the Company and the subsidiary, in the scope of the main variables of its businesses that may, therefore, undergo changes. These studies were approved by the Company and the subsidiary’s Board of Directors on March 16 and 15, 2006, respectively, and examined by their Fiscal Councils on the same dates.

The additions effected to the balances of income tax on tax losses and the negative basis of social contribution, in the quarter ended on September 30, 2006, refer to the tax benefit from the realization of goodwill classified in the income statements as general and administrative expenses. These additions are offset with the decreases in tax benefit realizable on goodwill, not affecting, therefore, the total balance of the deferred tax income and social contribution.

Excluding the realization of goodwill, the Company did not constitute new credits of deferred income tax and social contribution on tax loss and negative basis. The tax credits not recorded totaled R$7,120 on September 30, 2006.

These studies will be reviewed by the end of 2006, and the results of such reviews will be reflected in the corresponding financial statements. The Company’s and subsidiary’s management of the Company did not identify changes that could significantly impact the conclusion of these studies at the end of the third quarter 2006.

Credits relating to the temporarily non-deductible provisions, mainly tax contingencies and doubtful accounts, will be realized as the corresponding issues are concluded.

According to the projections made by the Company’s and subsidiary’s management, the long term deferred income tax and social contribution will be realized in the following years:

	Parent
	Company	Consolidated

2008	116	585
2009	2,337	5,019
2010	817	16,668
2011	1,016	7,611
2012	1,357	8,725
2013 to 2015	5,846	46,169

Total realizable in 10 years	11,489	84,777

As the taxable base of the income tax and social contribution arises not only from the profit that may be generated but also from the existence of non-taxable revenues, non-deductible expenses, tax incentives and other variables, there is no immediate correlation between the Company’s net income and the tax income and social contribution results. Therefore, the expectation of use of the tax credits must not be taken as the only indication of the Company’s and its subsidiary’s future results.

(b) Reconciliation of income tax and social contribution in the income statement

The amounts of income tax and social contribution in the quarter, shown in the results, are reconciled to their amounts at the nominal rate as below:

	Parent Company			Consolidated

	09.30.06	09.30.05	09.30.06	09.30.05

Income before income tax, social contribution
and profit sharing	(29.870)	(7.316)	(55.184)	(10.485)
(-) Equity accounting	24.990	1.768	-	-
(-) Amortization of provision for integrity of
shareholders’ equity	(7.323)	(7.323)	(7.323)	(7.323)
Permanent additions (exclusions), net	(2.694)	(161)	(2.314)	596

Calculation basis	(14.897)	(13.032)	(64.821)	(17.212)

Income tax and social contribution (34%)	5.065	4.431	22.039	5.852
Income tax and social contribution on tax loss and
negative basis unrecorded	(2.080)	-	(2.080)	-
Tax incentives	-	-	-	1.028
Supplement (Reversal) of previous year - income
tax and current social contribution	-	-	(8)	130

Income tax and social contribution benefit	2.985	4.431	19.951	7.010

5 Cash and Cash Equivalents

	Parent Company			Consolidated

	09.30.06	06.30.06	09.30.06	06.30.06

Cash and Banks	45	75	900	653
Financial investments
Fixed-income securities - mainly federal
government bonds	-	-	26,127	27,421
Investment funds	1,459	1,538	-	-
Other highly liquid investments	-	119	16,369	7,704

	1,504	1,732	43,396	35,778

On September 30 and on June 30, 2006, the investment funds were mainly represented by investments in an “Investment Fund in Quotas of Investment Funds - FIC” (exclusive), which also invests in quotas of other exclusive Investment Funds, as mentioned in Note 19.

On September 30 and on June 30, 2006, the portfolios of the Investment Funds were substantially comprised of highly liquid federal government securities, recorded at their realization amounts.

The Investment Funds carry out operations with financial instruments with the purpose of reducing the exposure to interest risk, which are also recorded at realization amounts.

On September 30 and on June 30, 2006, there were no guarantees, sureties, mortgages or other guarantees granted in favor of the exclusive funds.

6 Accounts Receivable, net

		Consolidated

	09.30.06	06.30.06

Telecommunications services	124,365	121,772
Handsets and accessories sales	15,320	15,432

	139,685	137,204
Allowance for doubtful accounts	(40,412)	(41,050)

	99,273	96,154

The net-roll forward of the allowance for doubtful accounts may be summarized as below:

		Consolidated

	09.30.06	06.30.06

Initial balance	41,050	39,199
Provision complement in the quarter	3,318	4,415
Write-off of accounts due over 180 days and recoveries in the
quarter	(3,956)	(2,564)

Final balance	40,412	41,050

On September 30 and on June 30, 2006, accounts receivable from telecommunications services also included amounts receivable from customers relating to the pass-through of domestic and international long-distance calls made by the subsidiary’s subscribers using the Carrier Selection Code (CSP) of the long-distance carriers, according to the Personal Mobile Service rules (SMP).

On September 30, 2006, the subsidiary had overdue accounts receivable from telephony operators in the amount of approximately R$17,440 (June 30, 2006 - R$15,912), resulting from the use of its network. The overdue amounts are in process of collection and negotiation with the operators, which also involve amounts payable offset by the subsidiary in the amount of R$11,923 (June 30, 2006 - R$10,465), due to the lack of collection in portion of the referred overdue amounts. The Company’s and subsidiary’s management considers that the recovery of these overdue amounts is probable.

7 Inventories

		Consolidated

	09.30.06	06.30.06

Handsets and accessories	19,872	22,429
Provision for adjustment to market value	(4,727)	(5,920)

	15,145	16,509

8 PIS and COFINS Recoverable - Law 9,718/98 (long-term and short-term)

In 2005, the Company and the subsidiary were successful in the action that challenged the constitutionality of the increase in the calculation basis of PIS and COFINS introduced by paragraph 1, Article 3 of Law 9,718 of November 27, 1998. Accordingly, considering that the decisions are final and unappealable, the Company and the subsidiary recognized, in the last quarter of 2005, the credit of these taxes, in the amounts of R$1,343 and R$9,066, respectively. The restated value of these credits on September 30, 2006 is R$1,413 (June 30, 2006 - R$1,388) in the Company, R$9,569 (June 30, 2006 - R$9,387) in the subsidiary, totaling R$10,982 (June 30, 2006 - R$10,775) in the consolidated. Credits are recorded in the item “PIS and COFINS recoverable - Law 9,718/98” realizable in long term for the Company and in current assets of the subsidiary.

9 ICMS recoverable - property, plant and equipment (long-term)

This refers to recoverable ICMS installments, to be offset as from October, 2007 at 1/48, relating to the credits arising from the acquisition of equipment for property by the subsidiary, plant and equipment, in conformity with Complementary Law 102 of July 11, 2000. The balance on September 30, 2006 amounted to R$6,904 (June 30, 2006 - R$7,480).

10 Investment in subsidiaries (parent company)

(a) The details of the shareholding in the subsidiary Amazonia Celular S.A. are as follows:

	Parent Company

	09.30.06	06.30.06

Capital stock	231,431	231,431
Shareholders’ equity	189,519	202,013
Interest in capital stock	74.96%	74.96%
Interest in voting capital	89.78%	89.78%
Amount of shares held (in millions)
Preferred	5,935,415	5,935,415
Common	5,098,287	5,098,287

	09.30.06	09.30.05

Net loss in the period - accumulated	(33,338)	(2,358)

Accumulated equity accounting from the result of subsidiaries	(24,990)	(1,768)

(b) Investment operations

09.30.06

Balance on June 30, 2006	151,426
Equity accounting	(9,365)

Balance on September 30, 2006	142,061

(c) Other information

The quarterly information of the subsidiary was reviewed by the same independent auditors of the parent company.

11 Property, Plant and Equipment

					Consolidated

				09.30.06	06.30.06

	Annual
	Depreciation	Cost	Accumulated	Net	Net
	rate - %		depreciation	amount	amount

Equipment and transmission means	12.5 to 20.0	438,714	326,669	112,045	124,088
Switching and control centers	12.5 to 20.0	212,324	120,148	92,176	99,012
Power supply equipment	20.0	28,669	23,278	5,391	5,367
Buildings	5.0	8,411	5,706	2,705	4,294
Towers and other support and protection
devices	10.0	38,497	19,738	18,759	19,420
Software	20.0	109,516	74,254	35,262	38,672
Information technology equipment	20.0	19,313	15,685	3,628	3,844
Terminal equipment	20.0	1,470	1,464	6	13
Other assets	10.0 to 20.0	61,417	25,742	35,675	38,483

Total assets and facilities in service		918,331	612,684	305,647	333,193
Assets and facilities in progress		55,229	-	55,229	51,203

		973,560	612,684	360,876	384,396

In November 2004, the subsidiary started the technology migration of its mobile phone network into GSM/EDGE. The TDMA network is maintained by the subsidiary with the same quality, coverage and services, and there is not estimated decrease of the useful life of the equipment, transmission means and switching and control centers of the TDMA network, considering the pace, the migration of clients into GSM is expected.

Upon the technology migration process, the subsidiary’s management evaluated the amounts of recovery of TDMA network equipment through its future operations, base d on the future cash flows discounted at current amounts and concluded that no provision for obsolescence would be necessary. Substantially, all the assets of the TDMA network shall be completely depreciated until the end of the year 2008.

From the consolidated depreciation accumulated up to September 2006, R$65,866 (September 30, 2005 - R$65,107) was allocated to cost of goods and/or services, R$1,651 (September 30, 2005 - R$1,802) to selling expenses and R$15,911 (September 30, 2005 - R$17,094) to general and administrative expenses.

The net roll-forward of property, plant and equipment in the quarter may be summarized as below:

Consolidated

Balance on June 30, 2006	384,396
Additions	5,559
Residual value written-off	(2,814)
Depreciation	(26,265)

Balance on September 30, 2006	360,876

On September 30, 2006, the subsidiary had equipment, properties and other assets pledged or indicated as attachments in court proceedings, in the amount of R$4,205 (June 30, 2006 - R$3,905).

12 Suppliers (consolidated)

		Consolidated

	09.30.06	06.30.06

Material and service suppliers	77,659	86,694
Interconnection and amounts to transfer - SMP	36,003	31,358

	113,662	118,052

(a) Material and service suppliers

On September 30 and on June 30, 2006, the balance includes mainly the liabilities with suppliers for the supply of handsets, equipment, services and execution of civil construction related to the expansion of the GSM/EDGE network.

(b) Interconnection and amounts to transfer - SMP

Includes accounts payable to other mobile, fixed and long-distance telephony carriers related to network usage charge, additional call pass-through, roaming and long-distance calls.

On September 30, 2006, the subsidiary had outstanding payable amounts with other operators totaling R$11,923 (June 30, 2006 - R$10,465), which are being negotiated (see note 6).

13 Loans and Financing

On September 30 and on June 30, 2006, the principal amount of loans and financing was as below:

		Consolidated

	09.30.06	06.30.06

Unsecured Senior Notes - The outstanding balance is adjusted by the U.S.
dollar exchange fluctuation, plus annual interest of 8.750%. Interest is payable
semiannually. Principal is repayable in January 2009.	86,968	86,572

Unibanco/NIB - The outstanding balance is adjusted by the U.S. dollar exchange fluctuation, plus annual interest of 5.25% on Libor. Interest is payable semiannually. Principal is payable semiannually, with final maturity in
October 2010.	39,136	38,957

Votorantim - The outstanding balance is adjusted by the U.S. dollar exchange fluctuation, plus annual interest of 7.46%. Interest is payable
semiannually and the principal in January 2007.	37,777	37,605

Itaú - BBA - Assumption of Indebtedness - The outstanding balance is adjusted by the U.S. dollar exchange fluctuation, plus annual interest of
5.48%. Payment is in a single installment in October 2006.	22,829	22,725

Votorantim - Acknowledgment of Indebtedness Onlending 2770 - The
outstanding balance is adjusted by the U.S. dollar exchange fluctuation, plus annual interest of 6.00%. Payment is in a single installment in November
2006.	42,010	-

Unibanco/NORDEA - The outstanding balance is adjusted by the U.S. dollar exchange fluctuation, plus annual interest of 5.25% on Libor. Interest is payable semiannually. The principal is payable semiannually, as from October
2006, with final maturity in April 2010.	19,326	19,239

Safra - The outstanding balance is adjusted by the U.S. dollar exchange fluctuation, plus annual interest of 6.5%. Payment is in a single installment in
October 2006.	12,284	12,228

Safra - The outstanding balance is adjusted by the U.S. dollar exchange fluctuation, plus annual interest of 9%. Payment is in a single installment in
October 2006.	2,855	2,843

Unibanco - The outstanding balance is adjusted by the U.S. dollar exchange fluctuation, plus annual interest of 1%. Payment is in a single installment in
April 2008.	6,112	6,084

Other loans and financing	-	90

	269,297	226,343
Less: short term installment	(131,284)	(88,958)

Long-term	138,013	137,385

The subsidiary’s interest on loans and financing in the amounts of R$5,814 and R$6,436 on September 30 and on June 30, 2006, respectively, are shown in the account “Provisions” under current liabilities.

The Unsecured Senior Notes funding program and the loans and financings contracts with Unibanco include restrictive covenants regarding the use of funds for the purposes specified in the agreements, certain related-party transactions, merger and takeover transactions, and achievement of certain limits substantially based on balance sheet financial ratios, amongst others.

Should such covenants not be complied with, the installments of the Unsecured Senior Notes and the long term loans and financings contracted with those institutions may be anticipated. On September 30 and on June 30, 2006, the Company and the subsidiary had complied with all the restrictive covenants.

The financing contract with Unibanco/NIB is guaranteed by surety bond of the Company, promissory note and chattel mortgage of equipment of the subsidiary in the residual amount of R$21,671 on September 30, 2006 (R$23,224 on June 30, 2006). The loans and financings contracts with Unibanco/NORDEA and Itaú BBA are guaranteed by surety bond of the Company and promissory notes. The loans and financings contracts with Safra, Votorantim and Santander are guaranteed by promissory notes.

The loans contracted with Banco Safra were settled in October 2006. The due dates of loans and financings contracted with Banco Votorantim and Banco Itaú BBA were renegotiated to December, 2006.

14 Provision for Contingencies

		Consolidated

	09.30.06	06.30.06

Tax contingencies	85,667	84,244
Civil and labor contingencies	2,594	4,787
Court deposits	(83,614)	(82,024)

	4,647	7,007

(a) Tax contingencies

i. Tax on Sales and Services (ICMS) on monthly subscription, value added services and activation - The subsidiary’s management, supported by its legal advisors, understands that ICMS should be levied only on telecommunications services and, therefore, the assessment on monthly subscriptions and activation is illegal, since these are not deemed telecommunications services. The subsidiary was granted an injunction that suspended the taxation on monthly subscriptions, starting to accrual and deposit in court the amounts involved. The provision recorded on September 30, 2006 was R$9,571 (2006 - R$8,253) and the corresponding court deposits totaled R$8,997 (June 30, 2006 - R$7,948).

In the first quarter of 2005, there was accounting reversal of part of the provision, in the amount of R$8,470, as a consequence of the (final and unappealable) decision of its lawsuit in one of the States, and R$6,730 are recorded in general and administrative expenses in the (consolidated) income statements and R$1,740 in deductions from gross income in the (consolidated) income statements. Following that, the Company does not collect ICMS on subscriptions and add-ons in this State. However, in the second quarter of 2005, the State filed an appeal requesting clarification of the decision and, as a consequence, the revocation of the final and unappealable decision with a new term for the appeal. The appeal requesting clarification of the decision was not admitted due to its untimeliness, and, once again, the final and unappealable decision. Challenging such decision, the State filed a new appeal requesting clarification of the decision, which is pending. According to the subsidiary’s legal advisors, the likelihood of reversal of decision is extremely remote.

ii. Telecommunications Inspection Fee (FISTEL) - The subsidiary filed a writ of mandamus questioning the responsibility for the payment of inspection fees on mobile stations, which are not owned by the Company, and started to accrual and deposit in court the amounts related to the Operating Inspection Fee (TFF) and the Installation Inspection Fee (TFI). The provision recorded on September 30, 2006 was R$74,477 (June 30, 2006 - R$73,802), totaling court deposits in the same amount.

iii. Other tax contingencies - The subsidiary is party to other tax proceedings for which a provision of R$1,619 on September 30, 2006 was recorded (June 30, 2006 - R$2,189).

On September 30, 2006 court deposits corresponding to these proceedings totaled R$140 (June 30, 2006 - R$274). Management, based on the opinion of its legal advisors, understands that the provision recorded is sufficient to cover losses that might result from these proceedings.

(b) Civil and labor contingencies

The subsidiary is party to certain labor and civil proceedings. Civil contingencies refer mainly to proceedings filed by customers and labor contingencies to proceedings filed by former employees of the subsidiary. Based on the opinion of its legal advisors, management understands that the provision recorded of R$2,594 (June 30, 2006 - R$4,787) is sufficient to cover losses that might result from these proceedings.

(c) Income tax and social contribution

In October 2005, the subsidiary got a tax assessment notice from the Federal Revenue Office in the total amount of approximately R$68,500. These notices challenge mainly the deductibility of certain expenses based on the calculation of the income tax and social contribution.

The subsidiary refuted such tax assessment notice, in view of the existence of documents corroborating the deductibility of the expenses disallowed, and was granted a favorable second instance decision. Management and its legal advisors understand that the likelihood of success of the plea against this assessment is probable. This way, the Company did not record provision for contingencies.

(d) Universalization Fund of Telecommunications Services - FUST

Based on Article 6 of Law 9.998/2000, which instituted FUST, the subsidiary does not include in the calculation basis of the contribution the revenues obtained from telecommunications services providers as interconnection remuneration and for the use of its network resources.

On December 15, 2005, the Board of ANATEL approved Precedent #7 which determines the inclusion of these revenues in the calculation basis of FUST, with retroactive application to January 2001.

According to the subsidiary management and its legal advisors, Precedent #7 of ANATEL contravenes the provisions of Law 9,998/2000, as well as several constitutional provisions. In January 2006, the mobile telephony carriers petitioned for a Writ of Mandamus with the purpose of protecting their legitimate rights to continue to pay FUST without any increase in the calculation basis not prescribed by the law.

The injunction pleaded was denied by the lower court judge since she understood the issue to be a complex matter. The Petitioners appealed this decision in the Federal Regional Court of the 1st Region, by means of a Bill of Review, and in a decision given on March 10, 2006, the Superior Court Judge granted the injunction request to remove the application of the second part of Precedent #7 of ANATEL, up to the merit judgment.

According to the subsidiary’s management and its legal advisors, there are probable chances of success in this proceeding. Accordingly, a provision for contingency has not been made. On September 30, 2006, the amount related to this proceeding totaled R$11,910.

(e) Possible and remote tax contingencies not provisioned

The subsidiary has tax claims involving risks of loss classified by management and its legal advisors as possible or remote amounting to R$13,032 and R$13,050 on September 30 and June 30, 2006, respectively, for which a provision for contingencies has not been recorded.

15 Shareholders’ Equity (a) Paid-in capital stock

On September 30 and June 30, 2006, paid-in capital stock was R$84,851 and was represented by 335,084,155 thousand shares, of which 124,623,842 thousand are common and 210,460,313 thousand are preferred non-par shares. The Company’s authorized capital is 700,000,000 thousand shares.

On December 19, 2006, taking into account the new wording of Article 17 of Law 6,404/76, as per amendments introduced by Law 10,303/01, the Shareholders General Meeting approved amendments in the rules of payment of dividends of the Company’s preferred shares, without voting rights, and with priority in capital reimbursement, without premium, and the payment of the minimum, non-cumulative dividends, according to the criteria below, alternatively, considering that which represents the highest amount:

I - 6% (six per cent) per year over the amount resulting from the division of the subscribed capital by the total number of Company’s shares; or

II - right to receive the minimum mandatory dividend, according to the following criteria:

a) priority to receive minimum, non-cumulative dividends corresponding to 3% of the shareholders’ equity; and

b) right to receive profit distributions under equal conditions with common shares, after these are assured dividends equal to the minimum priority dividend established in conformity with item “a”.

Preferred shares will acquire voting right should the Company failure to pay minimum dividends for 3 (three) consecutive years.

(b) Dividends

In 2005, the Company reviewed the calculation of the minimum dividends related to the accounting year of 2004, once the net loss adjusted at the realization of the “Reserve of realizable profit”, resulted in a net income in the amount of R$3,266. As a consequence, pursuant to article 203 of Law no. 6,404/76, the Company recorded in 2005 the minimum dividends related to the accounting year of 2004, payable to preferred shares holders, in the amount of R$3,266 (R$0.0155 per one thousand shares). This amount was surcharged, from the end of the year 2005 until the date of the effective payment, an accrued variation of SELIC in the period. The ratification of the distribution of these dividends was effected at the Annual General Meeting, held on April 27, 2006, and the payment effected from April 8, 2006.

16 Insurance Coverage

On September 30 and on June 30, 2006, the subsidiary had insurance coverage against fire, sundry risks for inventories, leased assets and property, plant and equipment and loss of profits, in amounts contracted based on the evaluation of management, considering the risks and amounts involved (operating risks policy).

On September 30 and on June 30, 2006, the amounts at risk insured were approximately the following:

Inventories	13,935
Leased assets and property, plant and equipment	592,840
Loss of profits	396,335

1,003,110

Also, the subsidiary has insurance for general civil liability and for national transportation.

17 Remuneration based on the stock option plan (consolidated)

On October 5, 2000, the Board of Directors of the Company approved two long-term incentive plans, described as below:

Plan A - This plan covered the Company’s key executives who were granted preferred or common shares of the Company. The bonuses would be earned and shares would be issued only to the extent that the Company and the subsidiary achieve its performance goals determined by the Board of Directors during a five-year performance period. On September 30, 2006, all the options granted were expired.

Plan B - This plan covers the Company and the subsidiary’s key-executives and other employees. Options granted in such plan refer to preferred shares of the Company, exercised at the market price at the time they are granted. The option exercise is 20% during the second year, 60% during the third year and 100% during the fourth year. Up to September 30, 2006, 24,168 share options were granted under this plan. The exercise price of the options granted is R$1.44 (one real and forty-four cents) per thousand preferred shares of the Company. Such price is restated by the General Market Price Index (IGP-M) up to the option exercise date. The estimated dilution percentage is 0.01% . On September 30, 2006, the exercisable call options balance totaled 24,168 options, the updated strike price was R$2.55 and the share market value was R$0.39. No options were exercised up to September 30, 2006.

The Board of Directors of the subsidiary and its parent company, at meetings held on December 29 and 30, 2003, respectively, approved changes to plan B, introducing new grants.

The plan continues to cover the Company and the subsidiary’s key-executives (who can also participate in plan A) and the new stock options granted remain related to the preferred shares. However, these new options have an exercise price corresponding to the market price at the time they are granted, with a discount of 20%. The right to option exercise is 40% as from January 2004, 70% as from January 2005, and 100% as from January 2006. These options may be exercised until January 2008. Up to September 30, 2006, 195,791 options have been granted under this plan. The exercise price of the options is R$0.49 (forty-nine cents) per thousand preferred shares of the Company. This price is restated by the IGP-M up to the option exercise date. The estimated dilution percentage is 0.06% for the Company over the five-year period of the approved plan.

On September 30, 2006, the balance of exercisable call options totaled 195,791 options the updated strike price was R$0.56 and the share market value was R$0.39. No options were exercised up to September 30, 2006.

18 Financial Instruments (consolidated)

(a) Foreign exchange rate and interest rate risk

Foreign exchange rate and interest rate risks relate to the possibility of the subsidiary incurring losses arising from exchange rate and interest rate fluctuations, increasing its debt balance for loans and financing obtained in the market and corresponding interest expenses. In order to reduce such risks, the subsidiary carries out hedge transactions, through currency and interest rate swap contracts.

On September 30, 2006, the restated amount of swap contracts amounts to R$212,443, of which R$147,310 related to foreign exchange hedge and R$65,133 to swaps of interest (June 30, 2006 - R$212,983). The contracts mature between October 2006 and January 2009.

Gains and losses in operations derive from differences in variations of contracted indicators against reference indexes (yield curve) and are accounted for on the accrual basis under interest income or expenses. In the accumulated up to September 2006, accrued net losses on swap operations amounted to R$35,167 (September 30, 2005 - R$50,852).

On September 30, 2006, the net amount payable relating the swap contracts amounted to R$33,078 (June 30, 2006 - R$71,151), of which R$18,190 (June 30, 2006 - R$15,698) is stated in long-term liabilities and R$14,888 (June 30, 2006 - R$55,453) in current liabilities.

On September 30, 2006, the Company and its subsidiary had loans and financing in the amount of R$269,297 (June 30, 2006 - R$226,343) denominated in foreign currency, of which 55% (June 30, 2006- 84%) were protected by hedge operations.

(b) Credit risk

Credit risk associated with accounts receivable derives from telecommunications services billed and to be billed, resale of handsets and distribution of prepaid cards. The subsidiary continuously monitors credit granted to its customers and the delinquency level.

Customer access to telecommunications services is blocked when a bill is overdue for more than 15 days, except for telephone services to be maintained for security or national defense reasons. The credit risk of accounts receivable of telecommunications mobile services is diversified. The subsidiary maintains credit limits for handset resellers and prepaid card distributors which are defined based on potential sales, risk history, payment promptness and delinquency levels. On September 30, 2006, the allowance for doubtful accounts amounted to R$40,412 (June 30, 2006 - R$41,050) - Note 6.

Transactions with financial institutions (financial investments and swap contracts) are distributed among prime financial institutions, minimizing the credit risk and avoiding concentration.

There is no concentration of funds available that have not been mentioned above, which could, if suddenly eliminated, severely impact the operations of the Company and its subsidiary.

(c) Market value of financial instruments

The market values of the financial assets and liabilities are determined based on available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies could cause a different effect on the estimated market values.

The account balances of financial investments on September 30 and on June 30, 2006, are equivalent to market values, as they are recorded at realization value. The market values of loans and financing and of hedge operations were calculated according to the present value of these financial instruments, considering the interest rate practiced by the market for operations of similar nature, term and risk, as shown below:

				Consolidated

		09.30.06		06.30.06

	Book	Market	Book	Market
	value	value	value	value

Financial investments	42,496	42,496	35,125	35,125
Accounts payable - hedge operations	33,078	36,468	71,151	69,282
Loans and financing	269,297	281,100	226,343	237,346

The hedge operations are recognized on a monthly basis in the income statement, considering the yield curve (Note 18 “a”). The difference between the value of the instrument by the yield curve and its fair market value represents the unrealized gain (loss).

19 Special Purpose Entities (EPE)

The Company, together with its subsidiary, Amazônia Celular S.A., and affiliated companies, Telemig Celular Participações S.A. and Telemig Celular S.A., invests in an Investment Fund in Quotas of Investment Funds - FIC (exclusive) in Brazil, managed by Banco Itaú S.A., which, in turn, invests in quotas of Financial Investment Funds.

The main information on Investment Fund in Quotas of Investment Funds - FIC, is summarized as below:

	Parent Company		Consolidated

	09.30.06	06.30.06	09.30.06	06.30.06

Total Assets	525,955	501,189	525,955	501,189
Liabilities	7	16	7	16
Shareholder’s Equity	525,948	501,173	525,948	501,173
Share at end of period (%)	0.28%	0.31%	4.97%	5.47%
Share amount	1,459	1,538	26,127	27,421

	09.30.06	09.30.05	09.30.06	09.30.05

FIC result - YTD	69,120	110,293	69,120	110,293
Share in FIC result	82	82	4,402	8,724

20 Notification of the New York Stock Exchange (“NYSE”)

On August 1, 2005, the Company was officially notified by the New York Stock exchange (“NYSE”), for noncompliance with the new standards required for the continuous listing in that stock exchange, which establish the minimum shareholders’ equity of US$75 million (according to the American accounting principles, known as “USGAAP”) and market value equal or higher to US$75 million for a trading period of 30 days. On October 28, 2005, pursuant to NYSE’s requirement, the Company submitted to NYSE’s Accountability and Listing Standard Committee a plan on how it intends to meet, within the next 18 months from the date the official notification is received, the continuous listing regulation. In the beginning of 2006, the plan submitted was accepted by the aforementioned committee.

21 Other Information

(a) Proceeding referring to the General Law of Telecommunications

Considering the current Brazilian mobile telephony regulation, in June 2005, the Company and its subsidiary filed a judicial action against Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI and Banco do Brasil S.A., which, according to the previous management, are part of the controlling group (through indirect interest), both of the subsidiary and its competitor TNL PCS S.A. ("Oi"). The judicial action intends to prevent Previ/Banco do Brasil from exercising their voting rights in the Company and in the subsidiary until the matter concerning the cross shareholding is resolved.

(b) Other judicial actions

On March 4, 2005, Highlake International Business Company Ltd and Futuretel S.A., entities at that time under the management of Opportunity Group and controlled, by the Opportunity Fund, CVC/Opportunity Equity Partners LP (now Citigroup Venture Capital International Brazil LP.) and Investidores Institucionais FIA, announced the beginning of a public offering process for the sale of more than 50% of the voting capital of Tele Norte Celular Participações S.A. and Telemig Celular Participações S.A.. However, immediately after the announcement, International Equity Investments Inc, sole quota holder of the investment fund CVC/Opportunity Equity Partners L.P removed Opportunity from its management, and replacing it by Citigroup Venture Capital International Brazil L.L.C.. Subsequently, International Equity Investments Inc obtained an injunction before the North-American Judiciary Branch to temporarily suspend the public offering of shares. Since then, many judicial actions have been filed both in Brazil and abroad, involving regulatory and corporate issues that may affect the control of the Company. There is currently no perspective of definite court decisions for the respective actions.

22 Subsequent events

At the Extraordinary General Meeting of Amazônia Celular S.A. held on September 28, 2006, the shareholders resolved to remove from office certain members of its Board of Directors. On October 06, 2006, the subsidiary’s Board of Directors resolved by unanimous vote to remove from office the Board of Executive Officers, electing, in replacement, Mr. André Mastrobuono to occupy the position of Chief Executive Officer, Mr. Oscar Thompson to occupy the position of Financial Officer, cumulating the duties of Managing Officer and Investor Relations Officer and Mr. Marcus Roger Meireles Martins da Costa, to the position of Technical Officer. The new members of the Board of Executive Officers were invested in office on October 08, starting then to manage the corporate businesses.

* * *

05.01 - COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

SEE COMMENTS ON THE CONSOLIDATED PERFORMANCE

06.01 - BALANCE SHEET - CONSOLIDATED ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/06	4 - 6/30/06
1	Total Assets	662,731	675,123
1.01	Current Assets	190,567	185,348
1.01.01	Cash and Cash Equivalents	43,396	35,778
1.01.02	Accounts Receivable	120,600	119,216
1.01.02.01	Accounts Receivable, Net	99,273	96,154
1.01.02.02	Recoverable Taxes	11,758	13,675
1.01.02.03	PIS and COFINS Recoverable - Law 9,718/98	9,569	9,387
1.01.03	Inventories	15,145	16,509
1.01.04	Others	11,426	13,845
1.02	Long-Term Receivables	111,211	105,302
1.02.01	Sundry Credits	109,986	101,141
1.02.01.01	Deferred Income Tax and Social Contribution	84,777	79,775
1.02.01.02	ICMS Recoverable - Property, Plant and Equipment	6,904	7,480
1.02.01.03	Judicial Deposits	15,748	12,498
1.02.01.04	PIS and COFINS Recoverable - Law 9,718/98	1,413	1,388
1.02.01.05	Recoverable income tax and social contribution	1,144	0
1.02.02	Credits with Related Parties	47	184
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other Related Parties	47	184
1.02.03	Others	1,178	3,977
1.03	Permanent Assets	360,953	384,473
1.03.01	Investments	77	77
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	0	0
1.03.01.03	Other Investments	77	77
1.03.02	Property, Plant and Equipment	360,876	384,396
1.03.03	Deferred charges	0	0

06.02 - BALANCE SHEET - CONSOLIDATED LIABILITIES (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/06	4 - 6/30/06
2	Total Liabilities	662,731	675,123
2.01	Current Liabilities	283,823	286,146
2.01.01	Loans and Financing	131,284	88,958
2.01.02	Debentures	0	0
2.01.03	Suppliers	113,662	118,052
2.01.04	Taxes, Charges and Contributions	5,105	4,961
2.01.05	Dividends Payable	829	832
2.01.06	Provisions	12,601	12,492
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	20,342	60,851
2.01.08.01	Accounts payable - Hedge Operations	14,888	55,453
2.01.08.02	Other	5,454	5,398
2.02	Long-Term Liabilities	179,188	176,309
2.02.01	Loans and Financing	138,013	137,385
2.02.02	Debentures	0	0
2.02.03	Provisions	4,647	7,007
2.02.04	Debts with Related Parties	7,219	2,489
2.02.05	Other	29,309	29,428
2.02.05.01	Accounts payable - Hedge Operations	18,190	15,698
2.02.05.02	Pension Plan	1,677	1,677
2.02.05.03	Other Long-term Liabilities	2,630	2,521
2.02.05.04	License to Use Payable	6,812	9,532
2.03	Deferred Income	0	0
2.04	Minority Interest	47,458	50,587
2.05	Shareholder’s Equity	152,262	162,081
2.05.01	Paid-in Capital	84,851	84,851
2.05.02	Capital Reserve	49,540	49,540
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	26,924	26,924
2.05.04.01	Legal	7,500	7,500
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Realizable Profits	11,856	11,856
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	7,568	7,568
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Retained Earnings/Accumulated Losses	(9,053)	766

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2006 to 9/30/2006	4 - 1/1/2006 to 9/30/2006	5 - 7/1/2005 to 9/30/2005	6 - 1/1/2005 to 9/30/2005
3.01	Gross Revenue from Sales and/or Services	200,171	495,504	150,011	459,076
3.02	Gross Revenue Deductions	(78,124)	(176,849)	(42,128)	(132,414)
3.03	Net Revenue from Sales and/or Services	122,047	318,655	107,883	326,662
3.04	Cost of Goods and/or Services Sold	(88,959)	(213,278)	(60,312)	(190,088)
3.05	Gross Profit	33,088	105,377	47,571	136,574
3.06	Operating Expenses/Revenues	(51,909)	(160,094)	(51,339)	(147,117)
3.06.01	Selling	(28,361)	(91,865)	(27,692)	(90,134)
3.06.02	General and Administrative	(10,966)	(36,820)	(16,264)	(45,298)
3.06.03	Financial	(12,582)	(31,409)	(7,383)	(11,685)
3.06.03.01	Financial Income	2,125	8,788	4,521	12,885
3.06.03.02	Financial Expenses	(14,707)	(40,197)	(11,904)	(24,570)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Accounting Result	0	0	0	0
3.07	Operating Profit	(18,821)	(54,717)	(3,768)	(10,543)
3.08	Non-Operating Income	(386)	(467)	14	58
3.08.01	Revenues	2,412	2,447	14	127
3.08.02	Expenses	(2,798)	(2,914)	0	(69)
3.09	Income Before Taxes/Profit Sharing	(19,207)	(55,184)	(3,754)	(10,485)
3.10	Provision for Income Tax and Social Contribution	1	(144)	(2,462)	(8,089)
3.11	Deferred Income Tax	6,258	20,095	5,458	15,099
3.12	Profit Sharing/Statutory Contributions	0	0	0	0
3.12.01	Employee Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.12.02.01	Items that do not transit on subsidiary’s results	0	0	0	0
3.13	Reversal of Interest on Capital	0	0	0	0
3.14	Minority Interest	3,129	8,348	46	590

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2006 to 9/30/2006	4 - 1/1/2006 to 9/30/2006	5 - 7/1/2005 to 9/30/2005	6 - 1/1/2005 to 9/30/2005
3.15	Net Income/Loss for the Period	(9,819)	(26,885)	(712)	(2,885)
	No. SHARES, EX-TREASURY (in thousands)	335,084,155	335,084,155	335,084,155	335,084,155
	EARNINGS PER SHARE
	LOSS PER SHARE	(0.00003)	(0.00008)	0.00000	(0.00001)

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Scope

This performance report comprises the figures of Tele Norte Celular Participações S.A., corresponding to the periods of 07/01/2006 and 09/30/2006, comparing them with previous quarters and with the same periods of the previous year.

Statement of Income

The comments on the economic and financial performance are based on the model below:

(in R$ 000)
	2005		2006				Var. % (3Q06/2Q06)
	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	YTD
Service Revenues - GROSS Equipment Revenues - GROSS	136,657 13,353	131,476 14,809	124,515 16,144	133,766 20,908	179,776 20,395	438,057 57,447	34.4% -2.5%
Total Revenues - GROSS Taxes	150,010 (42,127)	146,285 (40,922)	140,659 (42,768)	154,674 (55,957)	200,171 (78,124)	495,504 (176,849)	29.4% 39.6%
Service Revenues - NET Equipment Revenues - NET	98,284 9,599	94,897 10,466	86,664 11,227	83,966 14,751	107,772 14,275	278,402 40,253	28.4% -3.2%
Total Revenues - NET	107,883	105,363	97,891	98,717	122,047	318,655	23.6%
Cost of Services Cost of Equipment Selling & Marketing Expenses Bad Debt Expense General & Administrative Expenses Other operating expense (income)	23,712 14,217 23,948 2,434 9,977 (61)	30,540 12,801 24,744 2,360 10,867 (11,393)	25,332 13,163 28,259 3,127 9,112 -	25,705 16,100 26,585 4,415 8,599 (2,626)	50,386 16,726 24,510 3,318 5,824 -	101,423 45,989 79,354 10,860 23,535 (2,626)	96.0% 3.9% -7.8% -24.8% -32.3% -100.0%
EBITDA %	33,656 34.2%	35,444 37.3%	18,898 21.8%	19,939 23.7%	21,283 19.7%	60,120 21.6%	6.7% -4.0 p.p.
Depreciation & Amortization Interest Expense Interest Income Foreign Exchange Loss (Gain) Others Income Taxes Minority Interests	28,574 27,075 (4,521) (15,171) 1,453 (2,996) (46)	28,735 6,238 (4,941) 13,339 (3,158) 35,548 (835)	27,930 29,786 (3,922) (17,978) 91 (6,589) (2,367)	27,976 14,615 (2,741) (933) (10) (7,103) (2,852)	27,522 12,880 (2,125) 1,827 386 (6,259) (3,129)	83,428 57,281 (8,788) (17,084) 467 (19,951) (8,348)	-1.6% -11.9% -22.5% -295.8% -3960.0% -11.9% 9.7%
Net Income (loss)	(712)	(39,482)	(8,053)	(9,013)	(9,819)	(26,885)	8.9%

Number of shares (thousand) Earnings per thousands shares (R$) Earnings per ADS (R$)	335,084,155 (0.002) (0.106)	335,084,155 (0.118) (5.891)	335,084,155 (0.024) (1.202)	335,084,155 (0.027) (1.345)	335,084,155 (0.029) (1.465)	335,084,155 (0.080) (4.012)	0.0% 8.9% 8.9%

(1) Interest paid: 3Q05 - R$6,223 thousand; 4Q05 - R$3,777 thousand; 1Q06 - R$6,096 thousand; 2Q06 - R$4,794 thousand; and, 3Q06 - R$7,312 thousand.

Operation Analysis:

Net additions of 22,689 customers in 3Q06 (not reviewed by independent auditors)

The Company’s customer base reached 1,273,256 in 3Q06, representing increases of 1.8% and 5.5% when compared to 2Q06 and 3Q05, respectively. Net additions amounted to 22,689 for the quarter.

For the third quarter of 2006, prepaid segment net additions were 30,091, bringing the total prepaid base to 1,032,315 or 81% of the total base. The postpaid base decreased by 7,402 customers, ending the quarter with 240,941 customers or 19% of the total base. This reduction is a result of both the adoption of a more strict policy for acquiring new customers as of April 2006 and dealers’ commissioning.

Churn rate (not reviewed by independent auditors)

Blended annualized churn rate increased in 3Q06, reaching 47.9%, due to lower churn rates in the prepaid segment. Postpaid annualized churn rate for 3Q06 was 22.8% lower than the 25.2% registered in the previous quarter, due to the adoption of a more strict policy for acquiring customers as of April 2006 and, also, the improved quality of postpaid clients acquired by the end of 2005 and beginning of 2006. It is important to mention that 3Q06 postpaid churn rate is the lowest registered in the last five years.

Prepaid annualized churn rate increased to 54.0%, against the 48.5% registered in the previous quarter. This increase is associated to the profile of clients acquired by the end of 2005. When compared to the 56.8% registered in the 3Q05, prepaid churn rate was reduced by 2.8 p.p.

Full Billing

As of July 14, 2006, the Company has adopted the “full billing” rule for interconnection charges, according to the new Regulation for Network Usage Fees of SMP Providers issued by Anatel, which established that the interconnection payments between SMP operators for traffic in the same registration area may occur independently of the traffic balance between the operators. Before the adoption of above-mentioned regulation, payments between SMP operators for traffic in the same area only occurred when the traffic balance between any two companies was either less than 45% or in excess of 55% (the “bill & keep” regime).

The consequences of the adoption of the full billing rule for Tele Norte Celular are basically (i) the increase of interconnection costs and revenues and (ii) decrease of EBITDA and EBITDA margin. Excluding the impact of the adoption of the “full billing” rule, EBITDA and EBITDA margin would have reached R$25.4 million and 29.7% of net service revenue in 3Q06, respectively.

Operating revenues

Net service revenues totaled R$107.8 million in 3Q06, an increase of R$23.8 million or 28.4% when compared to the previous quarter and of R$9.5 million or 9.7% over 3Q05. These significant increases are related to the adoption of the “full billing” rule, which led to an increase in interconnection revenues.

Excluding the impact of the “full billing” rule, net service revenues would have reached R$85.7 million in 3Q06, R$1.7 million higher than 2Q06 revenues, due to an increase in prepaid service revenues provided by the ME LIGA Promotion (Call Me).

When compared to 3Q05, net service revenues, excluding the impact of the “full billing” rule, was reduced by R$12.6 million, related to lower roaming revenues and, also, higher volume of acquisition and retention promotional discounts, which were partially offset by higher data revenues (VAS), driven by the launch of the SMS message package.

Data revenues (VAS) totaled R$6.6 million in 3Q06, R$0.6 million below the R$7.2 million registered in 2Q06. This reduction is a consequence of the end of the “Seleção do Faustão” promotion developed during the 2Q06. When compared to 3Q05, data revenues (VAS) increased R$2.4 million due to the launch of the SMS message package.

Net equipment revenues totaled R$14.3 million in 3Q06, in line with the R$14.8 million registered in the previous quarter and 48.7% higher than the R$9.6 million recorded in 3Q05 due to lower handset subsidies in the period.

In 3Q06, handset subsidies for client acquisitions were R$2.5 million or R$14.2 per gross addition, higher than the R$1.3 million or R$8.8 per gross addition registered in the previous quarter. This increase was driven by actions to combat competitors. When compared to 3Q05, handset subsidies were reduced by R$2.1 million reflecting lower handset costs.

As a result, total net revenues reached R$122.0 million for the quarter, representing increases of 23.6% and 13.1% when compared to 2Q06 and 3Q05, respectively. Excluding the impact of the “full billing” rule, total net revenues would have reached R$100.0 million, higher than the R$98.7 million registered in 2Q06 but 7.4% lower than the R$107.9 million posted in 3Q05.

Operating costs and expenses

Cost of services for the third quarter of 2006 amounted to R$50.4 million, 96.0% higher when compared to the R$25.7 million registered in the 2Q06 and 112.5% over the R$23.7 million posted in 3Q05. This increase is primarily related to the adoption of the “full billing” rule, which lead to an increase in interconnection costs.

Excluding the impact of the above mentioned rule, cost of services would have been R$24.1 million in 3Q06, R$1.6 million lower than the R$25.7 million recorded in 2Q06, reflecting lower backbone costs. When compared to 3Q05, cost of services, excluding the impact of the “full billing” rule, remained flat.

Selling and marketing expenses for the quarter totaled R$24.5 million, down 7.8% when compared to the R$26.6 million registered in the previous quarter. This decrease is associated to both lower retention subsidies and inventory adjustment according to its market value. When compared to 3Q05, these expenses increased R$0.6 million due to higher dealers’ commission fees.

Customer acquisition cost for the third quarter of 2006 increased to R$130 against R$122 registered in 2Q06. This increase was driven by higher expenses related to subsidies and promotional discounts associated to clients’ acquisition. When compared to the same period of last year, customer acquisition cost decreased R$56 due to lower subsidies and higher sales in the period.

Customer retention cost reached R$16.9 million in the quarter, slightly higher than the R$16.6 million recorded in 2Q06. When compared to 3Q05, customer retention cost increased R$3.0 million due to higher retention discounts.

General and administrative expenses reached R$5.8 million in 3Q06, below the R$8.6 million registered during the previous quarter. This decrease resulted from the reevaluation of contingency risks related to civil and labor suits. When compared to the R$10.0 million registered in 3Q05, these expenses were reduced by R$4.2 million due to the re-evaluation of contingency risks related to civil and labor suites, lower consulting expenses and lower social action costs related to cultural marketing.

Bad debt in 3Q06 reached R$3.3 million, 24.8% lower than the R$4.4 million registered in the previous quarter. This reduction is associated to both the establishment of more strict rules for client acquisition focused on credit analysis and the stronger efforts for the recovery of past-due billings as of April 2006. When compared to 3Q05, bad debt increased R$0.9 million as a result of the credit profile of clients acquired through 2Q06. As a percentage of net service revenues reached, bad debt reached 3.1% against 5.3% and 2.5% recorded in 2Q06 and 3Q05, respectively. Excluding the impact of the adoption of the “full billing” rule, bad debt would have reached 3.9% of net service revenues in the quarter.

Average revenue per user (ARPU) - (not reviewed by independent auditors)

Postpaid MOU (minutes of use) for 3Q06 totaled 228, representing an 7.9% increase when compared to the 211 registered in the previous quarter, due to the larger number of promotional minutes offered to client retention.

Postpaid ARPU (average revenue per user) reached R$84.9 for the quarter, representing increases of R$12.1 when compared to the R$72.8 registered in 2Q06 and R$12,0 when compared to the R$72.9 recorded in 3Q05, as a consequence of the adoption of the full billing rule.

Excluding the impact of the above mentioned rule, postpaid ARPU would have reached R$71.8 in 3Q06, a reduction of R$1.0 when compared to 2Q06 driven by a higher volume of discounts and lower interconnection revenues. When compared to 3Q05, prepaid ARPU, excluding the impact of the “full billing” rule, decreased R$1.2, reflecting lower interconnection revenues.

For the third quarter of 2006, prepaid MOU reached 40, representing a 27.9% increase when compared to the 31 reported in the previous quarter, driven by a larger number of promotional minutes related to the ME LIGA promotion (Call Me Promotion).

Prepaid ARPU reached R$14.1 in 3Q06, representing an increase of R$5.0 when compared to the R$9.1 registered in the previous quarter and of R$5.1 when compared to the R$9.0 recorded in 3Q05, reflecting the adoption of the “full billing” rule.

Excluding the impact of the above mentioned rule, prepaid ARPU would have reached R$10.0 in the 3Q06, representing a R$0.9 increase over 2Q06, as a result of higher outgoing traffic revenues related to the ME LIGA promotion (Call Me Promotion). Compared to 3Q05, prepaid ARPU would have increased R$1.0, driven by a reduced volume of promotional minutes related to client acquisition offered in the period.

As a result, total minutes of use reached 76 and blended ARPU reached R$27.9 in 3Q06, up R$6.0 and R$4.4 when compared to the R$21.9 and R$23.5 recorded in 2Q06 and 3Q05, respectively.

Excluding the impact of the “full billing” rule, blended ARPU would have reached R$22.0 in 3Q06, in line with the previous quarter and lower than the R$23.5 recorded in 3Q05, driven by the increase in the Company’s prepaid customer base.

Market share estimated at 23.5% (not reviewed by independent auditors)

Market share was estimated at 23.5%, in line with the registered in the previous quarter and down 3.5 p.p. when compared to the 27.0% recorded in 3Q05.

Gross sales share in 3Q06 was estimated at 27.6%, representing increases of 1.4 p.p. and 7.1 p.p. when compared to 2Q06 and 3Q05, respectively.

EBITDA of R$21.3 million for the quarter

EBITDA and EBITDA margin (excluding handsets revenues) for the third quarter of 2006 reached R$21.3 million and 19.7% of net service revenues, respectively. Excluding the impact of the adoption of the “full billing” rule, EBITDA and EBITDA margin would have reached R$25.4 million and 29.7% of net service revenue, respectively. Year-to-date, EBITDA reached R$60.1 million, representing 21.6% of net service revenues.

Depreciation and amortization

In 3Q06, depreciation and amortization totaled R$27.5 million, in line with previous quarter and 3.7% down when compared to 3Q05. Year-to-date, depreciation and amortization totaled R$83.4 million.

Net financial expense of R$12.6 million

		R$ million

	2Q06	3Q06

Interest Expense (a)	(14.6)	(12.9)

Interest Income (b)	2.8	2.1

Foreign Exchange Gain (Loss) (c)	0.9	(1.8)

Net Financial Expense	(10.9)	(12.6)

Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on financial transactions; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes and debt principal and interest payable.

DETAILED FINANCIAL INCOME/EXPENSE INFORMATION

	R$ million
	2Q06	3Q06
Expense related to debt denominated in foreign
currency	(4.1)	(7.1)
Loss on hedging operations	(7.7)	(4.0)

Sub-total	(11.8)	(11.1)
Expense related to debt denominated in Reais	-	(1.3)

Financial expense (debt related)	(11.8)	(12.4)
Net financial expense (not related to debt)*	(0.3)	(1.3)

Sub-total	(12.1)	(13.7)
Interest income - cash investing activities	1.2	1.1

Net Financial Expense	(10.9)	(12.6)

* Net financial expenses not related to debt are primarily associated with taxes such as CPMF and IOF.

Net loss of R$9.8 million for the quarter

Net result for 3Q06 was negative at R$9.8 million or R$1.465 per ADS (R$0.029 per thousand shares). Year-to-date, net loss totaled R$26.9 million.

Total debt of R$269.3 million

At the end of the quarter, total debt was R$269.3 million, 100.0% of which were denominated in US Dollars. As of September 30, 2006, 55% of the Company’s total debt was hedged.

Net debt of R$259.0 million

As of September 30, 2006, the Company’s indebtedness was partially offset by cash and cash equivalents (R$43.4 million) but was impacted by accounts payable from hedging operations (R$33.1 million), resulting in net debt of R$259.0 million.

Investments totaled R$5.6 million

During 3Q06, Tele Norte Celular’s capital expenditures were R$5.6 million. Year-to-date, CAPEX reached R$23.5 million. The breakdown of such investments is the following:

CAPEX BREAKDOWN (not audited by independent auditors)

R$ million	3Q05	4Q05	1Q06	2Q06	3Q06	2006
Network	5.8	33.0	7.5	7.1	4.0	18.6
IS/IT	1.0	4.3	0.8	0.9	1.2	2.9
Others	0.2	0.4	0.1	1.5	0.4	2.0
T O T A L	7.0	37.7	8.4	9.5	5.6	23.5

Debt payment schedule

Year	R$ million	% denominated in US$

2006	86.7	100.0%
2007	51.3	100.0%
2008	19.6	100.0%
2009	100.5	100.0%
2010	11.2	100.0%

Free cash flow (not audited by independent auditors)

Free cash flow for the quarter reached R$19.1 million, compared to the R$2.7 million registered in the previous quarter. This increase is mainly related to working capital variation, as a result of supplier payments. When compared to 3Q05, free cash flow was down 12.0% primarily due to a lower EBITDA in the period. Year-to-date, free cash flow totaled R$35.5 million.

Financial ratios (not audited by independent auditors)

Ratios	3Q05	4Q05	1Q06	2Q06	3Q06
Net Debt/EBITDA (1)	2.37	1.78	2.20	2.42	2.71
Net Debt/Total Assets	32%	31%	36%	39%	39%
Interest Coverage Ratio (1)	4.7	6.1	4.9	5.2	4.3
Current Liquidity Ratio	1.0	0.8	0.6	0.6	0.7
(1) Last twelve months.

Outlook (not audited by independent auditors)

For the 4Q06, Tele Norte Celular expects to maintain its gross sales share in approximately 27%. Net additions should remain concentrated on the prepaid segment. Blended ARPU is expected to continue fairly stable. Bad debt should reach approximately R$3 million in 4Q06.

* * * * * * * * * * *

The present comments on the consolidated performance contain forward-looking statements. Such statements are not statements of historical fact, and reflect only expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the future results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

OPERATIONAL DATA
(not audited by independent auditors)

	2005		2006				Var. % (3Q06/ 2Q0 6)

	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	YTD

Licensed Pops (in millions)	16,7	16,7	16,7	17,6	17,6	17,6	0,0%

Clients	1.207.103	1.223.041	1.233.115	1.250.567	1.273.256	1.273.256	1,8%
Postpaid	270.832	257.155	251.892	248.343	240.941	240.941	-3,0%
Prepaid	936.271	965.886	981.223	1.002.224	1.032.315	1.032.315	3,0%

MOU Incoming
Postpaid	85	92	90	82	82	85	0,0%
Prepaid	21	22	20	22	25	22	15,1%
MOU Outgoing
Postpaid	110	117	114	129	146	130	13,0%
Prepaid	8	8	8	9	15	11	57,9%

Total Outgoing Traffic (Million of Minutes)	113,2	114,6	109,0	124,1	152,0	385,1	22,4%
Total Incoming Traffic (Million of Minutes)	130,3	133,5	128,2	126,3	136,9	391,3	8,4%

Average Revenue per User - ARPU (R$)	23,5	24,5	22,3	21,9	27,9	24,1	27,2%
Postpaid	72,9	77,3	74,7	72,8	84,9	77,4	16,6%
Prepaid	9,0	9,7	8,7	9,1	14,1	10,7	54,7%

Service Revenues (R$ millions)
Monthly Fee	20.789	19.837	18.921	19.631	20.675	59.227	5,3%
Outgoing Traffic	41.589	39.115	35.482	34.554	34.470	104.506	-0,2%
Incoming Traffic	29.984	28.947	27.689	27.416	50.310	105.415	83,5%
Other	5.922	6.999	4.572	2.365	2.317	9.254	-2,1%

TOTAL	98.284	94.897	86.664	83.966	107.772	278.402	28,4%

Data Revenues (% of net serv. revenues)	4,3%	4,9%	6,9%	8,6%	6,1%	7,1%	-2.5 p.p.

Cost of Services (R$ millions)
Leased lines	6.537	9.130	8.897	10.057	9.416	28.370	-6,4%
Interconnection	3.300	5.378	2.830	3.300	29.189	35.318	784,6%
Rent and network maintenance	6.129	6.840	6.102	4.814	5.050	15.966	4,9%
FISTEL and other taxes	4.109	5.522	5.434	5.583	5.830	16.847	4,4%
Other	3.637	3.669	2.069	1.952	901	4.922	-53,8%

TOTAL	23.712	30.540	25.332	25.705	50.386	101.423	96,0%

Churn - Annualized Rate	49,6%	46,7%	41,7%	43,8%	47,9%	44,5%	4.1 p.p.
Postpaid	25,2%	25,4%	25,0%	25,2%	22,8%	24,3%	-2.4 p.p.
Prepaid	56,8%	52,7%	46,1%	48,5%	54,0%	49,6%	5.5 p.p

Cost of Acquisition (R$)	186	114	149	122	130	133	7,0%
Retention Costs (% of net serv. revenues)	14,1%	13,4%	18,3%	19,8%	15,7%	17,8%	-4.1 p.p
CAPEX (R$ millions)	7,0	37,7	8,4	9,5	5,6	23,5	-41,5%

Number of locations served	210	210	211	213	214	214	0,5%
Number of cell sites	723	715	703	692	681	681	-1,6%
Number of switches	12	13	13	13	13	13	0,0%

Headcount	864	891	886	863	829	829	-3,9%
Market Share	27%	26%	24%	24%	24%	24%	0 p.p.

GLOSSARY OF KEY INDICATORS

I) Average Customers

a) Average customers - monthly

 Sum of customers at the beginning and the end of the month
2

b) Average customers - quarterly and year to date

Sum of the average customers for each month of the period
Number of months in the period

II) Churn Rate (Annualized)

a) Churn % quarterly

Sum of deactivations / Sum of average monthly opening customers for the 3 months x 12
3

b) Churn % - year to date

YTD deactivations / Sum of avg monthly opening customers since beginning of the year x 12
Number of months in the period

MOU - Minutes of Use (Monthly)

Number of total billable minutes for the period / Average customers for the period
Number of months in the periods

ARPU - Average Revenue per User

Net service revenues for the period (excluding roaming-in revenues)
Average customers for the period

Customer Acquisition Cost

(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
Commissions, Handsets subsidies, Advertising and promotions,
FISTEL tax (activation tax), less Activation fee for the period)
Number of gross activation in the period

Free Cash Flow

Free Cash Flow = (EBITDA - CAPEX - Taxes - Net Financial Expenses*
– Minority Interests - Working Capital Variation)

* Considers interest paid.

Working Capital Variation

Working Capital Variation = ( Δ Current Assets - Δ Cash & Cash Equivalents) -
( Δ Current Liabilities - Δ Short Term Loans and Financing - Δ Loan Interest - Δ Dividends)

Interest Coverage Ratio

Interest Coverage Ratio = EBITDA / Interest Paid

III) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

EBITDA

EBITDA = Operational Revenues - Operational Costs - Operational Expenses* - Bad Debt
* Does not include profit sharing.

Deloitte Touche Tohmatsu
Rua Paraíba, 1122
20º e 21º andares
30130-141 - Belo Horizonte - MG
Brasil

Tel: +55 (31) 3269-7400
Fax: +55 (31) 3269-7470
www.deloitte.com.br

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Board of Directors of
Telemig Celular Participações S.A.
Brasília - DF

1.
We have performed a special review of the quarterly information of Telemig Celular Participações S.A. and subsidiary (Company and Consolidated), for the quarter and nine months period ended September 30, 2006, prepared under the responsibility of the Company’s management, in accordance with Brazilian accounting practices and consisting of the balances sheets, the related statement of income and the performance report.

2.
We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly information, and (b) review of the information and subsequent events that have or might have had material effects on the financial position and results of operations of the Company and its subsidiary.

3.
Based on our special review we are not aware of any material modification that should be made to the quarterly information referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commissions (CVM), specifically applicable to the preparation of mandatory quarterly information.

4.
The balances sheets as of June 30, 2006, presented for comparative purposes, were reviewed by us and we have issued an unqualified review report dated August 4, 2006. The statements of income for the quarter and nine months period ended September 30, 2005 were reviewed by other independent public accountants that issued an unqualified special review report dated October 31, 2005.

5.	The accompanying quarterly information has been translated into English for the convenience of readers outside Brazil.

Belo Horizonte, November 10, 2006

DELOITTE TOUCHE TOHMATSU	Paulo R. Marques Garrucho
Auditores Independentes	Engagement Partner

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	6
04	01	EXPLANATORY NOTES	8
05	01	COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER	31
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	32
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	33
07	01	CONSOLIDATED STATEMENT OF INCOME	34
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	36

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 07, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.